Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Harvest Operations Corp. ("Harvest", "we", "us", "our" or the "Company") for the three and six months ended June 30, 2017 together with the accompanying notes. The information and opinions concerning the future outlook are based on information available at August 8, 2017.

In this MD&A, all dollar amounts are expressed in Canadian dollars unless otherwise indicated.  Tabular amounts are in millions of dollars, except where noted.
Natural gas volumes are converted to barrels of oil equivalent ("boe") using the ratio of six thousand cubic feet ("mcf") of natural gas to one barrel of oil ("bbl").  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties.

Additional information concerning Harvest, including its audited annual consolidated financial statements and Annual Information Form ("AIF") can be found on SEDAR at www.sedar.com.

ADVISORY
This MD&A contains non-GAAP measures and forward-looking information about our current expectations, estimates and projections. Readers are cautioned that the MD&A should be read in conjunction with the "Non-GAAP Measures" and "Forward-Looking Information" sections at the end of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Conventional
Petroleum and natural gas sales	80.5	82.8	166.0	153.0
Daily sales volumes (boe/d)(1)	26,324	34,440	26,772	35,713
Deep Basin Partnership
Daily sales volumes (boe/d)	6,519	6,204	6,828	5,962
Harvest's share of daily sales
volumes (boe/d) (3)	5,380	5,087	5,634	4,888
Average realized price(2)
Oil and NGLs ($/bbl)	45.49	39.58	46.62	33.38
Gas ($/mcf)	3.03	1.17	3.00	1.45
Operating netback prior to hedging($/boe)(3)	13.04	8.85	13.81	6.78
Operating loss	(44.4)	(51.3)	(61.6)	(146.6)
Cash contribution from operations(3)	16.6	15.4	43.7	16.2

Capital asset additions (excluding acquisitions)	4.9	0.8	24.5	2.9
Corporate acquisition	0.2	—	0.2	—
Property dispositions, net	—	(134.3)	—	(138.8)
Net wells drilled	0.6	—	2.7	0.3

Oil Sands
Capital asset additions	0.1	0.1	0.2	0.1
Pre-operating loss(3)	(3.5)	(2.7)	(6.9)	(7.2)

NET LOSS	(26.5)	(65.7)	(57.3)	(78.8)
(1) Excludes volumes from Harvest's equity investment in the Deep Basin Partnership.
(2) Excludes the effect of derivative contracts designated as hedges.
(3) This is a non-GAAP measure; please refer to "Non-GAAP Measures" in this MD&A.

REVIEW OF OVERALL PERFORMANCE
Harvest is an energy company with a petroleum and natural gas business focused on the exploration, development and production of assets in western Canada ("Conventional") and an in-situ oil sands project in the pre-commissioning phase in northern Alberta ("Oil Sands"). Harvest is a wholly owned subsidiary of Korea National Oil Corporation ("KNOC"). Our earnings and cash flow from continuing operations are largely determined by the realized prices for our crude oil and natural gas production.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Conventional
•
Petroleum and natural gas sales for the three months ended June 30, 2017 decreased by $2.3 million over the same period in 2016 as a result of reduced volumes, which was partially offset by an increase in realized prices. Petroleum and natural gas sales for the six months ended June 30, 2017 increased by $13.0 million as compared to the same period in 2016 as a result of increased realized prices partially offset by decreased volumes.

•
Sales volumes for the three and six months ended June 30, 2017 decreased by 8,116 boe/d and 8,941 boe/d, respectively, as compared to the same periods in 2016. These decreases were primarily due to natural declines and dispositions of certain producing properties during 2016, which were partially offset by production resulting from new wells drilled and completed over the fourth quarter of 2016, and the first six months of 2017.

•
Harvest's share of Deep Basin Partnership ("DBP") volumes for the second quarter and six months ended June 30, 2017 increased 293 boe/d and 746 boe/d, respectively, as compared to the same periods in 2016. These increases were due to DBP's successful drilling program in the fourth quarter of 2016 with the addition of three new wells that began producing in the first quarter of 2017 which more than offset natural declines.

•
Operating loss for the three and six months ended June 30, 2017 was $44.4 million and $61.6 million, respectively (2016 – $51.3 million and $146.6 million). The decreases in operating loss from 2016 was primarily due to lower operating expenses, general and administrative expenses, depreciation, depletion and amortization, and loss from joint ventures, which was partially offset by a reduction in gains on disposition of assets.

•
Capital asset additions of $4.9 million and $24.5 million in the three and six months ended June 30, 2017, respectively, were mainly related to drilling and completion, well equipment, pipelines and facilities. One gross well (0.6 net) and five gross wells (2.7 net), respectively, were rig-released for the three and six months ended June 30, 2017.

•
Operating netback per boe prior to hedging for the three and six months ended June 30, 2017 was $13.04 and $13.81, respectively, increases of $4.19 and $7.03 from the same periods in 2016. The increases from 2016 were mainly due to higher realized prices per boe as a result of commodity benchmark price increases, partially offset by higher royalties, operating expenses, and transportation and marketing expenses per boe.

•
Cash contributions from Harvest's Conventional operations for the three and six months ended June 30, 2017 was $16.6 million and $43.7 million, respectively (2016 – $15.4 million and $16.2 million). The increases in cash contribution were mainly due to lower operating expenses and general and administrative expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Oil Sands
•
Pre-operating losses for the three and six months ended June 30, 2017 were $3.5 million and $6.9 million, respectively (2016 – $2.7 million and $7.2 million, respectively).  The pre-operating losses were mainly due to pre-operating and general and administrative expenses.

•
The central processing facility ("CPF") was substantially completed in early 2015, but completion of sanctioning and commissioning activities was subsequently postponed due to the bitumen price environment. During 2017, Harvest plans to complete sanctioning and re-commence commissioning activities.

Corporate
•
The strengthening of the Canadian dollar against the U.S. dollar for the three and six months ended June 30, 2017 resulted in net unrealized foreign exchange gains of $48.8 million and $62.5 million, respectively (2016 - $13.0 million loss and $105.4 million gain, respectively).

•
The net change to the credit facility during the three and six months ended June 30, 2017 was $16.2 million net borrowings and $465.8 million net repayment, respectively (2016 - $5.9 million and $38.9 million net borrowings). The net repayment on the credit facility for the six months ended June 30, 2017 was made with $500 million in funds drawn from the term facility in the first quarter of 2017. As at June 30, 2017, the term facility had an outstanding balance of $500 million (December 31, 2016 - $nil). At June 30, 2017, Harvest had $415.7 million drawn under the credit facility (December 31, 2016 - $893.5 million) excluding letters of credit of $10.9 million (December 31, 2016 - $9.9 million).

•	Subsequent to June 30, 2017, Harvest received approval for KNOC's guarantee on refinancing to replace the 6⅞% senior note due in October 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS
CONVENTIONAL
Summary of Financial and Operating Results

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
FINANCIAL
Petroleum and natural gas sales	80.5	82.8	166.0	153.0
Royalties	(11.2)	(10.1)	(19.5)	(15.9)
Revenues and other income	69.3	72.7	146.5	137.1

Expenses
Operating	35.5	44.2	74.1	90.9
Transportation and marketing	2.5	1.0	5.5	2.4
Realized (gains) losses on derivative contracts(2)	(1.9)	0.4	(0.8)	0.8
Operating netback after hedging(1)	33.2	27.1	67.7	43.0

General and administrative	9.3	13.3	18.8	28.0
Depreciation, depletion and amortization	52.3	66.6	90.6	141.3
Loss from joint ventures	6.8	10.6	10.7	29.1
Exploration and evaluation	—	—	—	2.1
Unrealized losses
on derivative contracts(3)	11.8	5.6	11.9	6.4
Gain on onerous contract	(1.3)	—	(1.7)	—
Gains on disposition of assets	(1.3)	(17.7)	(1.0)	(17.3)
Operating loss(1)	(44.4)	(51.3)	(61.6)	(146.6)

Capital asset additions (excluding acquisitions)	4.9	0.8	24.5	2.9
Corporate acquisition	0.2	—	0.2	—
Property dispositions, net	—	(134.3)	—	(138.8)

OPERATING
Light to medium oil (bbl/d)	3,890	6,604	4,052	7,013
Heavy oil (bbl/d)	7,324	9,821	7,364	9,951
Natural gas liquids (bbl/d)	2,828	3,734	3,146	3,772
Natural gas (mcf/d)	73,685	85,688	73,259	89,861
Total (boe/d)(4)	26,324	34,440	26,772	35,713
(1) This is a non-GAAP measure; please refer to "Non-GAAP Measures" in this MD&A.
(2) Realized losses on derivative contracts include the settlement amounts for power and foreign exchange derivative contracts, excluding the effective portion of realized gains from Harvest's designated accounting hedges. See "Risk Management, Financing and Other" section of this MD&A for details.
(3) Unrealized gains or losses on derivative contracts reflect the change in fair value of derivative contracts that are not designated as accounting hedges and the ineffective portion of changes in fair value of designated hedges. See "Risk Management, Financing and Other" section of this MD&A for details.
(4) Excludes volumes from Harvest's equity investment in the Deep Basin Partnership.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Commodity Price Environment

	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Change	2017	2016	Change
West Texas Intermediate ("WTI")
crude oil (US$/bbl)	48.29	45.59	6%	50.10	39.52	27%
West Texas Intermediate crude oil ($/bbl)	64.91	58.75	10%	66.89	52.55	27%
Edmonton Light Sweet crude oil ("EDM") ($/bbl)	61.93	54.64	13%	62.95	47.74	32%
Western Canadian Select ("WCS")
crude oil ($/bbl)	49.99	41.58	20%	49.82	34.10	46%
AECO natural gas daily ($/mcf)	2.78	1.40	99%	2.74	1.62	69%
U.S. / Canadian dollar exchange rate	0.744	0.776	(4%)	0.749	0.752	0%

Differential Benchmarks
EDM differential to WTI ($/bbl)	2.98	4.11	(27%)	3.94	4.81	(18%)
EDM differential as a % of WTI	4.6%	7.0%	(34%)	5.9%	9.2%	(36%)
WCS differential to WTI ($/bbl)	14.92	17.17	(13%)	17.07	18.45	(7%)
WCS differential as a % of WTI	23.0%	29.2%	(21%)	25.5%	35.1%	(27%)

For the three and six months ended June 30, 2017, the average WTI benchmark price increased 6% and 27% as compared to the same periods in 2016. The average Edmonton Light Sweet crude oil price ("Edmonton Light") for the three and six months ended June 30, 2017, increased 13% and 32% compared to 2016 due to an increase in the WTI price, a narrowing of the Edmonton Light differential, and a strengthening of the U.S. dollar against the Canadian dollar.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil production and inventories, pipeline and rail capacity to deliver heavy crude to U.S. and offshore markets and the seasonal demand for heavy oil. The 20% and 46% increases in the WCS price for the three and six months ended June 30, 2017, respectively, as compared to the same period in 2016 was mainly the result of the increase in the WTI price, a narrowing of the WCS differential to WTI, and a strengthening of the U.S. dollar against the Canadian dollar.

North American natural gas prices increased during the three and six months ended June 30, 2017 as compared to the same periods in 2016.  Harvest's realized natural gas price is referenced to the AECO hub, which increased for the three and six months ended June 30, 2017 by 99% and 69%, respectively, when compared to the same period in 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Realized Commodity Prices

	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Change	2017	2016	Change
Light to medium oil ($/bbl)	55.82	46.35	20%	54.37	39.79	37%
Heavy oil prior to hedging($/bbl)	47.90	39.51	21%	48.69	32.09	52%
Natural gas liquids ($/bbl)	25.00	27.76	(10%)	31.78	24.89	28%
Natural gas ($/mcf)	3.03	1.17	159%	3.00	1.45	107%
Average realized price prior to hedging ($/boe) (1)	33.59	26.50	27%	34.26	23.58	45%

Heavy oil after hedging ($/bbl)(2)	47.90	39.15	22%	48.69	31.91	53%
Average realized price after hedging ($/boe)(1)(2)	33.59	26.40	27%	34.26	23.53	46%
(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.

For the three and six months ended June 30, 2017, Harvest's realized prices for light to medium oil trended slightly higher than the Edmonton Light benchmark price.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Harvest's realized prices prior to any hedging activity for heavy oil are a function of both the WCS and Edmonton Light benchmarks due to a portion of our heavy oil volumes being sold based on a discount to the Edmonton Light benchmark. For the three and six months ended June 30, 2017, there has been a narrowing in the WCS to WTI differential, leading to increases in the WCS benchmark price. As Harvest's price is a function of both the WCS and Edmonton light, Harvest's average realized price for heavy oil has not increased as much as the WCS for the first six months of 2017. During the three months ended June 30, 2017 Harvest changed the classification of a property group in the Cecil area from Heavy Oil to Light Oil.  The property groups' legacy production was heavy oil, however new development on the property that was brought online part way through the first quarter of 2017 is light oil.  As Harvest identified this be a core property for future development, management made the decision to change the classification in the current quarter.  The property group produced 361 boe/d and 349 boe/d during the first and second quarter of 2017 respectively.  The change in the classification of has an effect on the both the realized pricing and volumes for the heavy and light oil.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Harvest's realized natural gas prices increased 159% and 107% for the three and six months ended June 30, 2017. In the fourth quarter of 2016, Harvest reclassified prior quarters' transportation charges previously netted against revenue that are now being presented on a gross basis. The increase in price for the three and six months ended June 30, 2017 compared to the same period in 2016 reflects both the strengthening of AECO during the quarter plus the netting of transportation charges against revenue in the first quarter of 2016.

Realized natural gas liquids prices decreased by 10% and increased by 28% for the three and six months ended June 30, 2017 as compared to the same period in 2016. Realized prices for NGLs generally trend with prices for Edmonton Light Sweet Crude. In the second quarter of 2017, a third party operator adjusted their allocations of NGLs to Harvest for prior periods of production, which led to a negative variance in Harvest's realized price. This led to a larger differential between Harvest's realized price and its benchmark price for the second quarter of 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS
In order to partially mitigate the risk of fluctuating cash flows due to natural gas and heavy oil pricing volatility, Harvest will periodically enter into WCS and AECO derivative contracts. During the three and six months ended June 30, 2017, Harvest did not have any derivative contracts in place. For the same periods in 2016, Harvest had WCS derivative contracts in place for a portion of its production.
Please see "Cash Flow Risk Management" section in this MD&A for further discussion with respect to the cash flow risk management program.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales Volumes

	Three Months Ended June 30
	2017		2016
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	3,890	15%	6,604	19%	(41%)
Heavy oil (bbl/d)	7,324	28%	9,821	29%	(25%)
Natural gas liquids (bbl/d)	2,828	11%	3,734	11%	(24%)
Total liquids (bbl/d)	14,042	54%	20,159	59%	(30%)
Natural gas (mcf/d)	73,685	46%	85,688	41%	(14%)
Total oil equivalent (boe/d)	26,324	100%	34,440	100%	(24%)

	Six Months Ended June 30
	2017		2016
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	4,052	15%	7,013	20%	(42%)
Heavy oil (bbl/d)	7,364	28%	9,951	28%	(26%)
Natural gas liquids (bbl/d)	3,146	12%	3,772	11%	(17%)
Total liquids (bbl/d)	14,562	55%	20,736	59%	(30%)
Natural gas (mcf/d)	73,259	45%	89,861	41%	(18%)
Total oil equivalent (boe/d)	26,772	100%	35,713	100%	(25%)

Harvest's average daily sales of light to medium oil decreased 41% in the second quarter of 2017, as compared to the same period in 2016. The decrease was mainly due to the disposition of Harvest's Saskatchewan properties, natural declines, and reflects a greatly reduced drilling program, offset by a reclassification of a property group in the Cecil area as discussed in the realized commodities pricing section.

Heavy oil sales for the second quarter of 2017 decreased 25% as compared to the same period in 2016 mainly due to non-core asset dispositions, natural declines, the reclassification of a property group in the Cecil area as discussed in the realized commodities pricing section, and reflects a greatly reduced drilling program in 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Natural gas sales during the second quarter of 2017 decreased 14%, as compared to the same period in 2016. The decrease was mainly a result of disposition of properties, natural declines and a curtailed drilling program in 2016. Over Q4 2016 and Q1 2017, Harvest participated in 5 gross (2.1 net) non-operated wells in the Deep Basin area. The increase in production from Q4 2016 to Q2 2017 was the result of new wells coming online.

Natural gas liquids sales for the second quarter of 2017 decreased by 24% from the same period in 2016 due to natural declines and a volumetric adjustment in non-operated wells related to 2013 and 2014, partially offset by the added production from new wells, leading to a reduction in sales volumes for Q2 2017. The increase in liquids from Q4 2016 to Q1 2017 was the result of new production from Harvest's participation in 5 gross (2.1 net) non-operated Deep Basin wells drilled over Q4 2016 to Q1 2017.

Revenues

Sales Revenue by Product
	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Change	2017	2016	Change
Light to medium oil sales	19.8	27.9	(29%)	39.9	50.8	(21%)
Heavy oil sales after hedging(1)	31.9	35.0	(9%)	64.9	57.8	12%
Natural gas sales after hedging(1)	20.3	9.1	123%	39.7	23.8	67%
Natural gas liquids sales	6.4	9.4	(32%)	18.1	17.1	6%
Other(2)	2.1	1.4	50%	3.4	3.5	(3%)
Petroleum and natural gas sales	80.5	82.8	(3%)	166.0	153.0	8%
Royalties	(11.2)	(10.1)	11%	(19.5)	(15.9)	23%
Revenues	69.3	72.7	(5%)	146.5	137.1	7%
(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest's revenue is subject to changes in sales volumes, commodity prices, currency exchange rates and hedging activities. Total petroleum and natural gas sales decreased for the three months ended June 30, 2017, as compared to 2016, mainly due to the decrease in sales volumes, partially offset by the increase in the realized prices. Total petroleum and natural gas sales increased in the first six months of 2017, as compared to 2016, mainly due to the increase in the realized prices, partially offset by a decrease in volumes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sulphur revenue represented $2.0 million of the total in other revenues for the second quarter of 2017 (2016 - $1.3 million) and $3.4 million for the first six months of 2017 (2016 - $3.5 million).

Revenue by Product Type as % of Total Revenue
	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Light to medium oil sales	25%	34%	24%	33%
Heavy oil sales after hedging	40%	42%	39%	38%
Natural gas sales after hedging	25%	11%	24%	16%
Natural gas liquids sales	8%	11%	11%	11%
Other	2%	2%	2%	2%
Total Sales Revenue	100%	100%	100%	100%

MANAGEMENT'S DISCUSSION AND ANALYSIS

Although Harvest's product mix on a volumetric basis is slightly weighted heavier towards crude oil and natural gas liquids than natural gas, revenue contribution is more heavily weighted to crude oil and liquids as shown by the charts above. Compared to the prior year period, revenue contributions by product have remained relatively consistent year over year.

Royalties
Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and Crown royalties are based on various sliding scales dependent on incentives, production volumes and commodity prices.

For the three and six months ended June 30, 2017, royalties as a percentage of gross revenue averaged 13.9% and 11.7% respectively (2016 – 12.2% and 10.4%). The increase in royalties as a percentage of gross revenue was mainly due to lower gas costs allowance in the current periods and higher commodity prices.

Operating Expenses

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Operating expense	35.5	44.2	74.1	90.9
Operating expense ($/boe)	14.82	14.11	15.28	13.99

Operating expenses for the three and six months ended June 30, 2017 decreased by $8.7 million and $16.8 million, respectively, compared to the same periods in 2016. The decreases were mainly due to overall lower activity levels as a result of asset dispositions which have resulted in a decrease in the cost of power, processing, well servicing, repairs and maintenance activity, and labour.

Operating expenses on a per barrel basis increased by 5% to $14.82 per boe and 9% to $15.28 per boe for three and six months ended June 30, 2017, respectively, when compared to the same periods in 2016, mainly due to a reduction in volume base due to the effect of natural declines and dispositions since the first quarter of 2016.

For the three and six months ended June 30, 2017, Power Pool Rates were $19.26 and $20.82 per megawatt hour, respectively (2016 - $14.99 and $16.54 per megawatt hour, respectively).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Transportation and Marketing Expense

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Transportation and marketing	2.5	1.0	5.5	2.4
Transportation and marketing ($/boe)	1.06	0.32	1.14	0.36

Transportation and marketing expenses relate primarily to the cost of delivery of natural gas and natural gas liquids, and trucking crude oil to pipeline or rail receipt points. Transportation and marketing expenses in the three and six months ended June 30, 2017 were $1.5 million and $3.2 million higher, respectively, in comparison to the same periods in 2016. The increase was primarily due to gas transportation costs being presented on a gross basis, whereas in the comparative periods of 2016, such costs were netted against gas revenues. If June 30, 2016 transportation costs had been presented on the same basis, then on a comparative perspective, transportation and marketing would have decreased $0.7 million and $1.3 million in the three and six months ended June 30, 2017 as compared to the same periods in 2016.

Operating Netback(1)

	Three Months Ended June 30			Six Months Ended June 30
($/boe)	2017	2016	Change	2017	2016	Change
Petroleum and natural gas
sales prior to hedging(2)	33.59	26.50	7.09	34.26	23.58	10.68
Royalties	(4.67)	(3.22)	(1.45)	(4.03)	(2.45)	(1.58)
Operating expenses	(14.82)	(14.11)	(0.71)	(15.28)	(13.99)	(1.29)
Transportation and marketing	(1.06)	(0.32)	(0.74)	(1.14)	(0.36)	(0.78)
Operating netback prior to hedging(1)	13.04	8.85	4.19	13.81	6.78	7.03
Hedging (loss) gain(3)	—	(0.22)	0.22	—	(0.18)	0.18
Operating netback after hedging(1)	13.04	8.63	4.41	13.81	6.60	7.21
(1)	This is a non-GAAP measure; please refer to "Non-GAAP Measures" in this MD&A.
(2)	Excludes miscellaneous income not related to oil and gas production
(3)	Includes the settlement amounts for crude oil and power contracts.

For the three and six months ended June 30, 2017 operating netback prior to hedging was $13.04 per boe and $13.81 per boe, respectively, representing increases of 47 percent and 104 percent increase compared to the same periods in 2016.

For the three and six months ended June 30, 2017 operating netback after hedging was $13.04 per boe and $13.81 per boe, respectively, representing increases of 51 percent and 109 percent compared to the same periods in 2016.

The increases in the period were mainly due to higher realized sale prices, partially offset by increased operating expenses, royalties and transportation and marketing expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS
General and Administrative ("G&A") Expenses

	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Change	2017	2016	Change
Gross G&A expenses	10.0	14.0	(29%)	20.6	29.2	(29%)
Capitalized G&A and recoveries	(0.7)	(0.7)	0%	(1.8)	(1.2)	(50%)
Net G&A expenses	9.3	13.3	(30%)	18.8	28.0	(33%)
Net G&A expenses ($/boe)	3.86	4.24	(9%)	3.89	4.32	(10%)

For the three and six months ended June 30, 2017 G&A expenses net of capitalized G&A decreased $4.0 million and $9.2 million respectively, while gross G&A expenses decreased $4.3 million and $8.0 million respectively, when compared to the same periods in the prior year. The decrease in the gross G&A expenses from the same periods in the prior year were mainly due to comparative lower staffing levels, lower bonus and long term incentive accruals, decreases in employee benefits expenses and a reduction in consulting expenses. The reduction in G&A for the six months ended June 30, 2017 was partially offset by an additional $2.6 million change in estimate due to the settlement of an outstanding litigation.

On a per boe basis, G&A expenses decreased $0.38 and $0.43 in the three and six months ended June 30, 2017, from the same period in the prior year mainly due to decreased G&A costs, partially offset by lower sales volumes in the current year.

Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense.

Depletion, Depreciation and Amortization ("DD&A") Expenses

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
DD&A	52.3	66.6	90.6	141.3
DD&A ($/boe)	21.87	21.24	18.68	21.73

DD&A expense for the three and six months ended June 30, 2017 decreased by $14.3 million and $50.7 million, respectively as compared to the same period in 2016, mainly due to lower sales volumes.

For the three months ended June 30, 2017, DD&A per boe was relatively consistent to the same period in the prior year. For the six months ended June 30, 2017, the DD&A per boe was lower than the same period in 2016 as a result of changes in estimates relating to the decommissioning liabilities in the fourth quarter of 2016 which led to a reduction in the asset base for depletion in 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Capital Asset Additions

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Drilling and completion	2.7	(0.6)	11.8	(0.8)
Well equipment, pipelines and facilities	1.5	0.4	10.1	2.8
Land and seismic	—	0.4	—	0.4
Geological and geophysical	—	—	0.7	—
Corporate	—	—	0.3	(0.4)
Other	0.7	0.6	1.6	0.9
Total additions excluding acquisitions	4.9	0.8	24.5	2.9

Total capital additions were higher for the three and six months ended June 30, 2017 compared to 2016 mainly due to increased capital activity for the current year as a result of the drilling and completion of new wells, and the addition of capital expenditures related to well equipment, pipeline, and facilities.

During the three months ended June 30, 2017, Harvest participated in one partner operated horizontal multi-stage fractured well (0.6 net) in the Deep Basin area to develop the Spirit River gas formation. In addition, during the six months ended June 30, 2017, Harvest also drilled a horizontal well in the Cecil area targeting light oil in the Charlie Lake formation, participated in two partner operated horizontal multi-stage fractured wells (1.0 net) in the Deep Basin area to develop the Falher gas formation, and one partner operated horizontal multi-stage fractured well (0.1 net) in the Rocky Mountain House area targeting light oil in the Cardium formation.

During the three and six months ended June 30, 2017, Harvest's net undeveloped land additions were nil acres and 9,095 acres, respectively (2016 – 5,302 acres and 10,868 acres, respectively), and there were no net undeveloped land dispositions (2016 – 26,281 acres and 33,867 acres, respectively).

Decommissioning Liabilities
Harvest's Conventional decommissioning liabilities at June 30, 2017 was $625.3 million (December 31, 2016 – $615.4 million) for future remediation, abandonment, and reclamation of Harvest's oil and gas properties. The total of the decommissioning liabilities are based on management's best estimate of costs to remediate, reclaim, and abandon wells and facilities. The increase in the balance as at June 30, 2017 is mainly due to revisions to the estimate as a result of changes in the Bank of Canada long term interest rates, and accretion. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the "Contractual Obligations and Commitments" section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

Investments in Joint Ventures
Harvest has equity investments in Deep Basin Partnership ("DBP") and HK MS Partnership ("HKMS") joint ventures with KERR Canada Co. Ltd. ("KERR") which are accounted for as equity investments. Harvest derives its income or loss from its investments based upon Harvest's share in the change of the net assets of the joint venture. Harvest's share of the change in the net assets does not directly correspond to its ownership interest because of contractual preference rights to KERR and changes based on contributions made by either party during the year. For the three and six months ended June 30, 2017, Harvest recognized a loss of $6.8 million and $10.7 million (2016 – $10.6 million and $29.1 million) from its investment in the DBP and HKMS joint ventures.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Below is an overview of operational and financial highlights of the DBP and HKMS joint ventures for the three and six months ended June 30, 2017. Unless otherwise noted the following discussion relates to 100% of the joint venture results and not based on Harvest ownership share.

Deep Basin Partnership
DBP was established for the purposes of exploring, developing and producing from certain oil and gas properties in the Deep Basin area in Northwest Alberta. During the year ended 2016 and six month ended June 30, 2017 Harvest made various contributions to the DBP that resulted in increase in its ownership percentage as reflected in the table below.

	June 30,	March 31,	December 31,	September 30,	June 30,
	2017	2017	2016	2016	2016
Harvest's ownership interest	82.52%	82.50%	82.32%	82.03%	82.00%
KERR's ownership interest	17.48%	17.50%	17.68%	17.97%	18.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

As at June 30, 2017, the fair value of Harvest's top-up obligation to KERR, related to a minimum rate of return commitment was estimated as $6.4 million (December 31, 2016 - $6.7 million).

At June 30, 2017, Harvest received a total of $13.5 million (2016 - $6.0 million) in distributions from the DBP from inception of the joint venture.

	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Change	2017	2016	Change
Natural gas liquids ($/bbl)	51.13	33.92	51%	53.24	31.30	70%
Natural gas ($/mcf)	3.17	1.23	158%	3.13	1.45	116%
Average realized price($/boe)	28.37	12.10	134%	28.98	13.58	113%

For the three and six months ended June 30, 2017, average realized prices for natural gas liquids increased 51% and 70% over the same period in the prior year as a result of increases in benchmark prices and a higher percentage of condensates in the natural gas liquids mix.

For the three and six months ended June 30, 2017, average realized prices for natural gas increased 158% and 116% over the same period in the prior year as a result of increases in benchmark prices and reclassification of transport charges. Harvest reclassified prior quarters' transportation charges previously netted against revenue that are now being presented on a gross basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Change	2017	2016	Change
Natural gas (mcf/d)	27,740	30,623	(9%)	28,832	28,078	3%
Natural gas liquids (bbl/d)	1,893	1,097	73%	2,020	1,280	58%
Light to medium oil (bbl/d)	2	2	0%	3	2	50%
Total (boe/d)	6,519	6,204	5%	6,828	5,962	15%
Harvest's share(1)	5,380	5,087	6%	5,634	4,888	15%
(1) This is a non-GAAP measure; please refer to "Non-GAAP Measures" in this MD&A.

Sales volumes for the three and six months ended June 30, 2017 increased by 315 boe/d and 866 boe/d respectively, as compared to the same period in 2016. The increases were due to three new wells which were drilled in the fourth quarter of 2016 leading to new production in the first six months of 2017, offsetting natural declines.

	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Change	2017	2016	Change
Revenues (2)	15.7	6.6	138%	33.1	14.2	133%
Operating expenses and Other	(12.3)	(8.4)	(46%)	(22.4)	(15.5)	(45%)
Depletion, depreciation and amortization	(12.0)	(10.3)	(17%)	(25.0)	(19.7)	(27%)
Finance costs	(0.7)	(0.7)	—	(1.4)	(1.4)	0%
Impairment	—	—	—	—	(1.4)	—
Loss on disposition of assets	—	—	—	—	(9.8)	—
Net loss(1)	(9.3)	(12.8)	27%	(15.7)	(33.6)	53%
(1) Balances represent 100% share of the DBP.

The higher sales revenues in the three and six months ended June 30, 2017 reflect the higher commodity prices and volumes.

Operating expenses and other expenses for the three and six months ended June 30, 2017 were $20.77 and $18.16 per boe, respectively, increases of $5.86 and $3.87 per boe from the same periods in 2016. The increase was primarily due to gas transportation costs being presented on a gross basis, whereas in the first half of 2016, such costs were netted against gas revenues. Second quarter operating expenses per boe also incurred additional costs resulting from increases in trucking expenses as a result of pipeline restrictions, increased chemicals expense due to new wells brought online having a higher H2S content, and increased processing fees charged back from the HKMS partnership.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Depletion for the three and six months ended June 30, 2017 were $20.26 per boe and $20.21 per boe, respectively (2016 – $18.21 per boe and $18.17 per boe). The increases from 2016 were mainly due to asset additions resulting from Deep Basin's winter drilling program.

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Drilling and completion	0.8	0.8	6.7	7
Well equipment, pipelines and facilities	—	0.2	1.9	3.2
Land and seismic	—	—	—	0.1
Total (1)	0.8	1.0	8.6	10.3
(1) Balances represent 100% share of the DBP.

Capital asset additions were $0.8 million and $8.6 million for the three and six months ended June 30, 2017, mainly related to the completion and tie in activity of 3 wells rig released in Q4 2016. During the first six months of 2017, Harvest rig released no new wells in the Deep Basin Partnership.

HKMS Partnership
During the three and six months ended June 30, 2017 Harvest made various contributions to the HKMS that resulted in increase in its ownership percentage as reflected in the table below.

	June 30,	March 31,	December 31,	September 30,	June 30,
	2016	2017	2016	2016	2016
Harvest's ownership interest	70.28%	70.25%	70.23%	70.21%	70.19%
KERR's ownership interest	29.72%	29.75%	29.77%	29.79%	29.81%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

At June 30, 2017, Harvest received a total of $31.9 million (December 31, 2016 - $23.4 million) in distributions from the HKMS from inception of the joint venture.

	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Change	2017	2016	Change
Revenues	7.7	6.1	26%	14.7	12.2	20%
Operating expenses and other	(1.6)	(0.5)	(220%)	(2.6)	(0.9)	(189%)
Depreciation and amortization	(0.9)	(0.9)	0%	(1.7)	(1.7)	0%
Finance costs	(4.8)	(4.9)	2%	(9.6)	(9.8)	2%
Net (loss) income (1)	0.4	(0.2)	300%	0.8	(0.2)	500%
(1) Balances represent 100% share of the HKMS.

The Gas Processing Agreement between the HKMS and DBP ensures that HKMS receives an 18% internal rate of return on capital deployed over the term of the contract. In order to guarantee this return, DBP is required to provide HKMS with a minimum monthly capital fee that is currently $1.9 million a month. This capital fee is accounted for as revenue for HKMS and an operating expense for the DBP. In addition HKMS also generates revenue from charging an operating fee to recover operating expenses incurred. For the three and six months ended June 30, 2017, the partnership generated revenues of $7.7 million and $14.7 million, respectively (2016 – $6.1 million and $12.2 million).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating expenses of the facility are recovered through charging an operating fee to the producers. For the second quarter and six months ended June 30, 2017 the partnership operating expense were $1.6 million and $2.6 million, respectively (2016 – $0.5 million and $0.9 million). Operating expense increased for the three and six months ended June 30, 2017 as a result of repairs and maintenance at the Bilbo plant. This expense was offset by revenue recoveries from the Deep Basin Partnership.

Depreciation has been calculated on a straight-line basis over a 30 year useful life. Based on the capital expenditures incurred to date, the depreciation on a monthly basis is approximately $0.3 million per month.  For the three and six months ended June 30, 2017, the partnership depreciation expense were $0.9 million and $1.7 million, respectively (2016 – $0.9 million and $1.7 million).

Finance costs mainly represent an accounting charge resulting from the Partner's contributions being classified as liabilities, as a result of the Gas Processing Agreement guaranteed returns. The finance costs represent the 18% rate of return on the partner's contributions. For the second quarter and six months ended June 30, 2017 the partnership finance costs was $4.8 million and $9.6 million, respectively (2016 – $4.9 million and $9.8 million).

See note 6 of the June 30, 2017 condensed interim consolidated financial statements for discussion of the accounting implications of these joint ventures.

OIL SANDS
Pre-operating Results

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Expenses
Pre-operating	3.0	2.0	5.7	5.8
General and administrative	0.4	0.5	0.9	1.1
Depreciation and amortization	0.1	0.2	0.3	0.3
Pre-Operating loss(1)	(3.5)	(2.7)	(6.9)	(7.2)
(1) This is a non-GAAP measure; please refer to "Additional GAAP Measures" in this MD&A.

For the three and six months ended June 30, 2017, Harvest recognized an operating loss of $3.5 million and $6.9 million (2016 – $2.7 million and $7.2 million) respectively, mainly relating to labour, power, maintenance and general and administrative expenses.

Capital Asset Additions

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Well equipment, pipelines and facilities	0.1	—	0.2	—
Drilling and completion	—	0.1	—	0.1
Total Oil Sands additions	0.1	0.1	0.2	0.1

The minimal capital spending during the first six months of 2017 reflects a halt in Oil Sands activity since the first quarter of 2015. Since 2015, completion of sanctioning and commissioning activities have been postponed due to the bitumen price environment. During 2017, Harvest plans to complete sanctioning and re-commence commissioning activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Decommissioning Liabilities
Harvest's Oil Sands decommissioning liabilities at June 30, 2017 was $53.2 million (December 31, 2016 - $48.6 million) relating to the future remediation, abandonment, and reclamation of the steam assisted gravity drainage ("SAGD") wells and Central Processing Facility ("CPF"). The increase in balance as at June 30, 2017 is mainly due revisions to the estimate as a result of changes in the Bank of Canada long term interest rates, and accretion. Please see the "Contractual Obligations and Commitments" section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

Project Development
Harvest has been developing its Oil Sands CPF under the engineering, procurement and construction ("EPC") contract. Initial drilling of 30 SAGD wells (15 well pairs) was completed by the end of 2012 and the majority of the well completion activities were completed by the end of 2014. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d. During the first quarter of 2015 construction had been substantially completed, including the building of the CPF plant site, well pads, and connecting pipelines. Several systems have since been commissioned and others will be progressed slowly within a limited budget. During the remainder of 2017, Harvest plans to complete sanctioning and re-commence commissioning activities.

Harvest has recorded $1,082.9 million of costs on the entire project since acquiring the Oil Sands assets in 2010. This $1,082.9 million includes certain Phase 2 pre-investment which is expected to improve the capital efficiency over the project lifecycle. Under the EPC contract, $94.9 million of the EPC costs will be paid in equal installments, without interest, over 10 years. Payments commenced during the second quarter of 2015 with two payments made on April 30, 2015. Harvest withheld the third and fourth deferred payments due April 30, 2016, and April 30, 2017 as it is in process of conducting a comprehensive audit of costs and expenses incurred by the Contractor in connection with the work. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at June 30, 2017, Harvest recognized a liability of $68.3 million (December 31, 2016 - $67.2 million) using a discount rate of 4.5% (December 31, 2016 - 4.5%).

As Harvest uses the unit of production method for depletion and the Oil Sands assets currently have no production, no depletion on the Oil Sands property, plant and equipment has been recorded. Minor depreciation has been recorded during the three and six months ended June 30, 2017 on administrative assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management
The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. The following is a summary of Harvest's derivative contracts outstanding at June 30, 2017:

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term/Expiry	Contract Price	Fair Value of liability
US$312 million	Foreign exchange swap	July 2017	$1.33	10.3
				$10.3

On August 1, 2017 Harvest entered a foreign exchange swap to purchase $282.5 Million US dollars at a rate of 1.2499 for settlement on October 2, 2017. The notional swap amount and settlement date coincide with the principal amount and repayment date of the remaining 6⅞% senior notes.

Harvest has entered into U.S. dollar currency swap transactions related to a LIBOR borrowing, which results in a reduction of interest expense paid on Harvest's borrowings related to its credit facility. As a result of these transactions, Harvest's effective interest rate for borrowings under the credit facility for the three and six months ended June 30, 2017 was 1.6% and 1.5%, respectively (2016 – 1.6% and 1.6%, respectively).

	Three Months Ended June 30
	2017			2016
Realized (gains) losses		Top-Up			Crude		Top-Up
recognized in:	Currency	Obligation	Total	Power	Oil	Currency	Obligation	Total
Revenues	—	—	—	—	0.3	—	—	0.3
Derivative contract (gains) losses	(1.9)	—	(1.9)	0.4	—	—	—	0.4

Unrealized (gains) losses
recognized in:
OCI, before tax	—	—	—	—	1.6	—	—	1.6
Derivative contract (gains) losses	12.7	(1.0)	11.7	(0.3)	—	(4.4)	10.3	5.6

	Six Months Ended June 30
	2017			2016
Realized (gains) losses		Top-Up			Crude		Top-Up
recognized in:	Currency	Obligation	Total	Power	Oil	Currency	Obligation	Total
Revenues	—	—	—	—	0.3	—	—	0.3
Derivative contract (gains) losses	(0.8)	—	(0.8)	0.8	—	—	—	0.8

Unrealized (gains) losses
recognized in:
OCI, before tax	—	—	—	—	1.6	—	—	1.6
Derivative contract (gains) losses	12.2	(0.3)	11.9	(0.1)	—	(3.5)	10.0	6.4

MANAGEMENT'S DISCUSSION AND ANALYSIS
Finance Costs

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Credit facility(1)	2.2	4.4	5.9	9.4
Term facility(1)	3.3	—	4.9	—
6⅞% senior notes	7.0	10.9	13.9	23.5
2⅛% senior notes(1)	6.0	5.7	11.8	11.8
2⅓% senior notes(1)	1.8	0.3	3.6	0.3
Related party loans	—	9.3	—	18.0
Amortization of deferred finance charges
and other	0.5	0.7	1.2	1.3
Interest and other financing charges	20.8	31.3	41.3	64.3
Accretion of decommission and
environmental remediation liabilities	3.9	4.9	7.8	9.8
Accretion of long-term liability	0.6	0.8	1.1	1.6
Total finance costs	25.3	37.0	50.2	75.7
(1)	Includes guarantee fee to KNOC.

Currency Exchange

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Realized (gains) losses on foreign exchange	2.1	(2.1)	1.1	(8.9)
Unrealized (gains) losses on foreign exchange	(48.8)	13.0	(62.5)	(105.7)
Total gains on foreign exchange	(46.7)	10.9	(61.4)	(114.6)

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 6⅞%, 2⅛% and 2⅓% senior notes and on any U.S. dollar denominated monetary assets or liabilities. At June 30, 2017, the Canadian dollar had strengthened compared to the US dollar resulting in unrealized foreign exchange gains of $48.8 million and $62.5 million (2016 – $13.0 million loss $105.7 million gain) for the three and six months ended June 30, 2017. Harvest recognized realized foreign exchange losses of $2.1 million and $1.1 million for the three and six months ended June 30, 2017 (2016 – $2.1 million and $8.9 million gain) as a result of the settlement of U.S. dollar denominated transactions.

Income Taxes
For the three and six months ended June 30, 2017, Harvest did not record a deferred income tax recovery (2016 – $nil and $nil, respectively). Harvest's deferred income tax asset will fluctuate from time to time to reflect changes in the temporary differences between the book value and tax basis of assets and liabilities. The principal sources of temporary differences relate to the Company's property, plant and equipment, decommissioning liabilities and the unclaimed tax pools.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Related Party Transactions
The following provides a summary of the related party transactions between Harvest and KNOC for the quarter ended June 30, 2017:

Related Party Loans

				Interest expense
				Three months ended		Six Months Ended
Related		Interest		June 30		June 30
Party	Principal	Rate	Maturity Date	2017	2016	2017	2016
KNOC	US$171	5.91%	Dec 31, 2017	—	3.3	—	5.7
KNOC	$200	5.30%	Dec 30, 2018	—	3.5	—	6.9
ANKOR	US$170	4.62%	Oct 2, 2017	—	2.5	—	5.2

As at June 30, 2017 and December 31, 2016 there were no related party loans outstanding.

	Transactions

	Three Months Ended h		Six Months Ended		Accounts Receivable as at	Accounts Payable as at
	June 30		June 30		December 31	June 30	December 31
	2017	2016	2017	2016	2016	2017	2016
G&A Expenses
KNOC(1)	0.1	0.1	0.2	0.2	0.1	0.5	0.4
Finance costs
KNOC(2)	2.4	1.9	4.9	4.2	—	2.3	1.7
(1)	Amounts relate to the payments to (reimbursement from) KNOC for secondee salaries.
(2)
Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest's 2⅛% and 2⅓% senior notes, the credit facility and term loan. A guarantee fee of 52 basis points per annum is charged by KNOC on the 2⅛% senior notes and 37 basis points per annum on the 2⅓% senior notes. A guarantee fee of 37 basis points per annum is charged by KNOC on the credit facility and term loan.

During the year ended December 31, 2016, Harvest entered into an agreement with KNOC to drill, complete and tie-in a well and provide technical data to KNOC. KNOC initially provided Harvest with $5.3 million as a cash advance, and any additional amounts incurred relating to the well will be billed to KNOC for reimbursement up to a maximum of 9.4 billion Korean Won equivalent. During the three and six months ended June 30, 2017, an additional $0.4 million and $5.8 million of expenditures were incurred on the well and earned for reimbursement from KNOC and recorded in contributed surplus, respectively (2016 - $nil). As at June 30, 2017, Harvest had a receivable of $5.9 million relating to this agreement from KNOC (December 31, 2016 - $0.1 million).

The Company identifies its related party transactions by making inquiries of management and the Board of Directors, reviewing KNOC's subsidiaries and associates, and performing a comprehensive search of transactions recorded in the accounting system. Material related party transactions require the Board of Directors' approval. Also see note 6, "Investment in Joint Ventures" in the June 30, 2017 condensed interim consolidated financial statements for details of related party transactions with DBP and HKMS.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CAPITAL RESOURCES
The following table summarizes Harvest's capital structure and provides the key financial ratios defined in the credit facility agreement.

	June 30, 2017	December 31, 2016
Credit facility(1)	415.7	893.5
Term facility(1)	500.0	—
6⅞% senior notes (US$282.5 million)(1)(2)	366.6	379.3
2⅛% senior notes (US$630 million)(1)(2)	817.6	845.9
2⅓% senior notes (US$195.8 million)(2)	254.1	262.9
	2,354.0	2,381.6
Shareholder's equity (deficiency)
458,766,467 common shares issued	52.5	104.0
	2,406.5	2,485.6
(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

On February 17, 2017, Harvest entered an agreement with a Korean based bank that allowed Harvest to borrow $500 million through a three year fixed rate term loan. The proceeds from the term loan were used to repay credit facility borrowings. In addition, on February 24, 2017, Harvest entered into a new three year $500 million revolving credit facility with a syndicate of banks that replaced the Company's $1 billion revolving credit facility. Both the term loan and new syndicated revolving credit facility are guaranteed by KNOC. A guarantee fee of 37 basis points per annum payable semi-annually on the principal balance of each facility is payable to KNOC. The new syndicated revolving credit facility is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries. Both facilities contain no financial covenants. Harvest continues to pay a floating interest rate based on a margin pricing grid based on the credit ratings of KNOC. The current rates are Canadian Dollar Offered Rate plus 90 basis point on Canadian dollar drawn balances and LIBOR plus 90 basis points on US dollar drawn balances.

LIQUIDITY
The Company's liquidity needs are met through the following sources: cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC. Harvest's primary uses of funds are operating expenses, capital expenditures, and interest and principal repayments on debt instruments.

Cash used in operating activities for the second quarter of June 30, 2017 was $8.6 million (2016 – $40.2 million). The decrease as compared to the second quarter of 2016 is mainly a result of reduced expenses and changes in working capital requirements, partially offset by lower revenues. Cash from operating activities for the six months ended June 30, 2017 was $1.4 million (2016 – $39.9 million). The increase as compared to the six months ended June 30, 2016 is mainly a result of reduced expenses, changes in working capital requirement, and increased revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash contributions from Harvest's Conventional operations for the three and six months ended June 30, 2017 was $16.5 million and $43.7 million, respectively (2016 – $15.4 million and $16.2 million). The increase in Conventional's cash contribution for the three and six months ended June 30, 2017 as compared to 2016 is mainly due to the higher netbacks, partially offset by lower sales volumes.

Harvest funded capital expenditures for the three and six months ended June 30, 2017 of $4.9 million and $24.5 million, respectively (2016 – $0.8 million and $2.9) with the borrowings under both the credit facility and term loan.

Harvest net repayments from the credit facility and term loan was $16.2 million and $465.8 million during the three and six months ended June 30, 2017 (2016 – $5.9 million and $38.9 net drawings).

Harvest had a working capital deficiency of $1,292.4 million as at June 30, 2017, as compared to a $1,370.9 million deficiency at December 31, 2016, mainly due to the inclusion of the credit facility as current in the comparative period, partially offset by notes payable in 2018 becoming current in the second quarter of 2017. This change is primarily due to the replacement of the old credit facility with new three year term debt, and a new credit facility leading to a reclassification of debt from current to long term. Subsequent to June 30, 2017, Harvest received approval for KNOC's guarantee on refinancing to replace the 6⅞% senior note due in October 2017. Harvest is in consultation with KNOC about refinancing plans for the 6⅞% senior note due in October 2017. Harvest's working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from the credit facility managing the collection and payment of accounts receivables and accounts payables respectively and using the proceeds from possible sale of assets, as required.

Harvest ensures its liquidity through the management of its capital structure, seeking to balance the amount of debt and equity used to fund investment in each of our operating segments. Harvest evaluates its capital structure using the same financial covenant ratios as the ones that were externally imposed under the Company's credit facility and the senior notes. The Company continually monitors its credit facility covenants and actively takes steps, such as reducing borrowings, increasing capitalization, amending or renegotiating covenants as and when required.

In response to improvements in the commodity price environment, Harvest has begun to reinvest in a conservatively budgeted drilling program, targeting specified core areas of development. In addition, Harvest is planning to complete sanctioning and re-commence commissioning activities on its Oil Sands project.

Harvest is a significant subsidiary for KNOC in terms of production and reserves. KNOC has directly or indirectly invested and provided financial support to Harvest since 2009 and, as at the date of preparation of this MD&A, it is the Company's expectation that such support will continue.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments
Harvest has recurring and ongoing contractual obligations and estimated commitments entered into in the normal course of operations. As at June 30, 2017, Harvest has the following significant contractual obligations and estimated commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	1,185.5	915.7	254.1	—	2,355.3
Debt interest payments(1) (2)	64.6	57.1	6.9	—	128.6
Purchase commitments(3)	30.3	19.0	19.0	25.2	93.5
Operating leases	6.4	15.8	15.9	23.7	61.8
Firm processing commitments	11.5	22.8	21.4	29.1	84.8
Firm transportation agreements	35.4	58.0	33.6	42.1	169.1
Employee benefits(4)	0.4	0.2	—	—	0.6
Decommissioning and environmental
liabilities(5)	16.7	67.0	64.6	1,079.6	1,227.9
Total	1,350.8	1,155.6	415.5	1,199.7	4,121.6
(1) Assumes constant foreign exchange rate.
(2) Assumes interest rates as at June 30, 2017 will be applicable to future interest payments.
(3) Relates to the Oil Sands deferred payment under the EPC contract (see "Oil Sands Oil Sands" section of this MD&A for details), and revised estimated capital costs for the Bellshill area.
(4) Relates to the long-term incentive plan payments.
(5) Represents the undiscounted obligation by period.

Off Balance Sheet Arrangements
See "Investments in Joint Ventures" section in this MD&A and note 6, "Investment in Joint Ventures" in the June 30, 2017 condensed interim consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following table and discussion highlights the second quarter of 2017 results relative to the preceding 7 quarters:

	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
FINANCIAL
Revenue, Conventional	69.3	77.3	84.4	65.8	72.7	64.4	97.1	120.4

Net loss from continuing operations	(26.5)	(30.7)	(162.5)	(106.9)	(65.7)	(13.1)	(894.2)	(588.7)
Net loss from discontinued operations	—	—	—	—	—	—	(15.5)	—
Net loss	(26.5)	(30.7)	(162.5)	(106.9)	(65.7)	(13.1)	(909.7)	(588.7)
Operating netback prior to hedging($/boe)(3)	13.0	14.6	16.0	13.2	8.9	4.9	9.3	13.0

OPERATIONS
Continuing Operations
Daily sales volumes (boe/d)	26,324	27,226	26,589	30,051	34,440	36,986	38,141	43,356
Realized price prior to hedging ($/boe)	33.59	34.91	37.06	28.03	26.50	20.86	27.89	31.47
(1) Downstream operations have been classified as "Discontinued Operations" as a result of disposition on November 13, 2014.
(2) This is an additional GAAP measure; please refer to "Additional GAAP Measures" in this MD&A.
(3) This is a non-GAAP measure; please refer to "Non-GAAP Measures" in this MD&A.

The quarterly revenues and cash from operating activities are mainly impacted by the Conventional sales volumes, realized prices and operating expenses, which are the primary drivers of Harvest's operating netback prior to hedging. Significant items that impacted Harvest's quarterly revenues include:

•	Total revenues were highest in the third quarter of 2015, as a result of high daily sales volumes and lowest in the first quarter of 2016 due to reduced commodity prices.
•
The declines in Conventional's sales volumes from the first quarter of 2015 to the fourth quarter of 2016 were mainly due to asset dispositions and a capital program that was insufficient to offset declines in production. Harvest began reinvesting in the drilling of new wells in the fourth quarter of 2016, resulting in an increase in volumes for the first quarter of 2017.

Net loss reflects both cash and non-cash items. Changes in non-cash items include deferred income tax, DD&A expense, accretion of decommissioning and environmental remediation liabilities, accretion of onerous contracts, impairment of long-lived assets, unrealized foreign exchange gains and losses, and unrealized gains and losses on derivative contracts impact net loss from period to period. For these reasons, the net loss may not necessarily reflect the same trends as revenues or cash from operating activities, nor is it expected to. Significant items that impacted net loss include:

•	Net loss from continuing operations in the third quarter of 2015 includes $542.0 million in impairment expense.
•	Net loss from continuing operations in the fourth quarter of 2015 includes $620.1 million impairment expense, and a $71.5 million loss from joint ventures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
•	Net loss from continuing operations for the second quarter of 2016 contains a gain on senior notes exchange of of $36.1 million.
•
Net loss from continuing operations in the fourth quarter of 2016 includes a $17.4 million write off of exploration and evaluation assets, and $51.8 million of unrealized foreign exchange losses on the company's U.S. denominated debt.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Harvest has identified the following areas where significant estimates and judgments are required. Further information on the basis of preparation and significant accounting policies and estimates can be found in the notes to the audited consolidated financial statements for the year ended December 31, 2016. There have been no changes to the accounting policies and critical accounting estimates in the six months ended June 30, 2017.

RECENT ACCOUNTING PRONOUNCEMENTS

Future Accounting Policy Changes

On May 28, 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers", which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. In April 2016, the IASB issued its final amendments that provide new examples and clarification on how the principles should be applied. The standard supersedes IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. IFRS 15 will be effective for annual periods beginning January 1, 2018. Application of the standard is mandatory and early adoption is permitted. IFRS 15 will be applied by Harvest on January 1, 2018. The Company has created a project plan and is currently in the process of reviewing its various revenue streams and underlying contracts with customers to determine the impact, if any, that the adoption of IFRS 15 will have on its financial statements, as well as the impact that adoption of the standard will have on disclosure.

On July 24, 2014, the IASB issued IFRS 9 "Financial Instruments" to replace IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 is effective for years beginning on or after January 1, 2018. Harvest has created a plan and is currently evaluating the impact of adopting IFRS 9 on its consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In January 2016, the IASB issued IFRS 16 "Leases" to replace IAS 17 "Leases". IFRS 16 requires lessees to recognize most leases on the statement of financial position using a single recognition and measurement model. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15. IFRS 16 will be applied by Harvest on January 1, 2019 and the Company is currently evaluating the impact on its consolidated financial statements.

OPERATIONAL AND OTHER BUSINESS RISKS FOR CONTINUING OPERATIONS

Harvest's operational and other business risks remain unchanged from those discussed in the annual MD&A and AIF for the year ended December 31, 2016 as filed on SEDAR at www.sedar.com.

CHANGES IN REGULATORY ENVIRONMENT

Harvest's regulatory environment remains unchanged from that discussed in the annual MD&A and AIF for the year ended December 31, 2016 as filed on SEDAR at www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Harvest is required to comply with National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The certificate requires that Harvest disclosure in the interim MD&A any significant changes or material weaknesses in Harvest's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Harvest's internal controls over financial reporting. Harvest confirms that no such significant changes or weaknesses were identified in Harvest's internal controls over financial reporting during the three and six months ended June 30, 2017 described in the annual MD&A for the year ended December 31, 2016 as filed on SEDAR at www.sedar.com.

NON-GAAP MEASURES

Throughout this MD&A, Harvest uses certain terms or performance measure commonly used in the oil and natural gas industry that are not defined under IFRS (hereinafter also referred to as "GAAP"). These non-GAAP measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures of other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes. The determination of the non-GAAP measures have been illustrated throughout this MD&A, with reconciliations to IFRS measures and/or account balances, except for cash contribution (deficiency) which is shown below.

BOE presentation
Boe means barrel of oil equivalent. All boe conversions in this MD&A are derived by converting gas to oil at the ratio of six thousand cubic feet ("Mcf") of natural gas to one barrel ("Bbl") of oil. Boe may be misleading, particularly if used in isolation. A Boe conversion rate of 1 Bbl : 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 Bbl : 6 Mcf, utilizing a conversion ratio of 1 Bbl : 6 Mcf may be misleading as an indication of value.

MANAGEMENT'S DISCUSSION AND ANALYSIS

"Operating income (loss)" and "pre-operating loss" is a non-GAAP measure which Harvest uses as a performance measure to provide comparability of financial performance between periods excluding non-operating items. Harvest also uses this measure to assess and compare the performance of its operating segments. The amounts disclosed in the MD&A reconcile to segmented information in the financial statements.

"Operating netbacks" is calculated on a per boe basis and include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on derivative contracts. Operating netback is utilized by Harvest and other to analyze the operating performance of its oil and natural gas assets.

"Cash contribution (deficiency) from operations" is calculated as operating income (loss) adjusted for non-cash items. The measure demonstrates the ability of the each segment of Harvest to generate the cash from operations necessary to repay debt, make capital investments, and fund the settlement of decommissioning and environmental remediation liabilities. Cash contribution (deficiency) from operations represents operating income (loss) adjusted for non-cash expense items within: operating, general and administrative, exploration and evaluation, depletion, depreciation and amortization, gains on disposition of assets, derivative contracts gains or losses, impairment and other charges, and the inclusion of cash interest, realized foreign exchange gains or losses and other cash items not included in operating income (loss). The measure demonstrates the ability of Harvest's Conventional segment to generate cash from operations and is calculated before changes in non-cash working capital. The most directly comparable additional GAAP measure is operating income (loss). Operating income (loss) as presented in the notes to Harvest's consolidated financial statements is reconciled to cash contribution (deficiency) from operations below.

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended June 30
	Conventional		Oilsands		Total
	2017	2016	2017	2016	2017	2016
Operating loss	(44.4)	(51.3)	(3.5)	(2.7)	(47.9)	(54.0)
Adjustments:
Loss from joint ventures	6.8	10.6	—	—	6.8	10.6
Operating, non-cash	0.1	0.2	—	—	0.1	0.2
General and administrative, non-cash	(7.4)	1.4	—	—	(7.4)	1.4
Exploration and evaluation, non-cash	—	—	—	—	—	—
Depletion, depreciation and amortization	52.3	66.6	0.1	0.2	52.4	66.8
(Gains) losses on disposition of assets	(1.3)	(17.7)	—	—	(1.3)	(17.7)
Unrealized losses on derivative contracts	11.8	5.6	—	—	11.8	5.6
Loss on onerous contract	(1.3)	—	—	—	(1.3)	—
Cash contribution (deficiency) from operations	16.6	15.4	(3.4)	(2.5)	13.2	12.9
Inclusion of items not attributable to segments:
Net cash interest					(19.5)	(20.5)
Realized foreign exchange gains					(2.1)	2.1
Consolidated cash contribution from operations					(8.4)	(5.5)
Other non-cash items					(2.3)	(0.2)
Change in non-cash working capital					2.2	(34.4)
Cash from (used in) operating activities					(8.5)	(40.1)

	Six Months Ended June 30
	Conventional		Oilsands		Total
	2017	2016	2017	2016	2017	2016
Operating loss	(61.6)	(146.6)	(6.9)	(7.2)	(68.5)	(153.8)
Adjustments:
Loss from joint ventures	10.7	29.1	—	—	10.7	29.1
Operating, non-cash	0.1	0.3	—	—	0.1	0.3
General and administrative, non-cash	(5.3)	0.9	—	—	(5.3)	0.9
Exploration and evaluation, non-cash	—	2.1	—	—	—	2.1
Depletion, depreciation and amortization	90.6	141.3	0.3	0.3	90.9	141.6
(Gains) losses on disposition of assets	(1.0)	(17.3)	—	—	(1.0)	(17.3)
Unrealized (gains) losses on derivative contracts	11.9	6.4	—	—	11.9	6.4
Gain on onerous contract	(1.7)	—	—	—	(1.7)	—
Cash contribution (deficiency) from operations	43.7	16.2	(6.6)	(6.9)	37.1	9.3
Inclusion of items not attributable to segments:
Net cash interest					(38.5)	(44.5)
Realized foreign exchange losses (gains)					(1.1)	8.9
Consolidated cash contribution from operations					(2.5)	(26.3)
Other non-cash items					(2.8)	(3.4)
Change in non-cash working capital					6.7	(10.2)
Cash from (used in) operating activities					1.4	(39.9)

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORWARD-LOOKING INFORMATION

This MD&A highlights significant business results and statistics from the consolidated financial statements for the three months and six months ended June 30, 2017 and the accompanying notes thereto. In the interest of providing Harvest's lenders and potential lenders with information regarding Harvest, including the Company's assessment of future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties.

Such risks and uncertainties include, but are not limited to: risks associated with conventional petroleum and natural gas operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management's future course of action would depend on the assessment of all information at that time. Please also refer to "Operational and Other Business Risks" in this MD&A and "Risk Factors" in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this MD&A include, but are not limited to: commodity prices, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves, potential timing and commerciality of Harvest's capital projects, the extent and success rate of Conventional and Oil Sands drilling programs, the ability to achieve the maximum capacity from the Oil Sands central processing facilities, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval of development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expect", "target", "plan", "potential", "intend", and similar expressions.

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Harvest believes that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that the Company will conduct its operations and achieve results of operations as anticipated; that its development plans and sustaining maintenance programs will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of the Company's reserve volumes; commodity price, operation level, and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund the Company's capital and operating requirements as needed; and the extent of Harvest's liabilities. Harvest believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which the forward-looking information is based might not occur. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement

ADDITIONAL INFORMATION
Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca.  Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.